MIGENIX Inc. (the “Company”)

System of Ethics & Guidelines for Business Integrity

General Philosophy

The members of the MIGENIX Inc. team are focused on achieving the Commitment1 of the company. In achieving this Commitment, each person on the team operates under a system of team and company values2, focused on operating with the highest level of integrity and honesty. Every member of the team is committed to do the best that can be done to maintain the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of MIGENIX, its team members, and its shareholders. This is fundamental to the company’s operating philosophy and ultimate success, applying to fairness and honesty with every customer, shareholder, partner, team member and other stakeholder of MIGENIX. This philosophy extends to every one of the company’s directors, officers, and team members, with a view to maintain complete integrity and credibility in their personal and professional lives by carrying out their responsibilities to the company in accordance with the highest legal and ethical standards and by avoiding any real or perceived impropriety or misconduct.

Commitment to Members of the MIGENIX Team

At MIGENIX, our Guidelines and Standard Operating Procedures are designed to insure that all members of the team are treated fairly and with respect, and that we treat others with that same level of respect. MIGENIX does not, nor will not, tolerate any discriminatory practice by any director, officer, or other member of the team. The Company believes in fair treatment of its people, providing equal opportunities to all, in an environment free from discrimination and harassment. The company values the unique contributions each individual brings to the company, and considers different perspectives an important part of our ability to serve shareholders, partners, and customers and, ultimately, to succeed in the marketplace.

In general, the use of good judgment, based on high ethical principles, will guide members of our team with respect to lines of acceptable conduct. If a situation arises where it is difficult to determine the proper course of action, a team member should discuss the matter openly with his or her immediate Leader, the Director of Human Resources and, if necessary, with the President, Chief Executive Officer (CEO), or other officer of the company for advice and consultation. The company is committed to ensuring there is a means for all members of the team to confidentially voice any concerns that they may have in these areas.

Integrity in Legal Responsibilities

As part of the MIGENIX team, we are committed to compliance with the spirit and letter of laws and regulations, including, but not limited to:

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Scientific integrity in the conduct and presentation of research;

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The integrity of data presented to regulatory bodies;

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Accounting integrity and compliance;

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Adherence to environmental legislation and standards

Integrity in Communications

Part of our commitment is to communicate regularly, clearly, and honestly with stakeholders, so that they are kept informed with accurate, timely information pertinent to the status of the business. This communication also will provide full, fair, accurate, timely, and understandable disclosure in reports and documents that the company files with or submits to public regulatory bodies, and ensures that MIGENIX complies with applicable governmental laws, rules and regulations.

Regarding internal communications, each member of the MIGENIX team commits to:

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Not use confidential information acquired in the course of their duties and responsibilities either for personal advantage or for the advantage of others;

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Maintain the confidentiality of information acquired in the course of carrying out the duties and responsibilities of the company;

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Report promptly to the Independent Chairman of the Board of Directors of MIGENIX any awareness of fraudulent or illegal acts within MIGENIX or a breach of this System of Ethics by any director or officer.

Conflicts of Interest

As part of the MIGENIX team, we will avoid any situations in which our independence may be compromised, and/or conflict of interest arise. If conflicts do arise, we will declare them and ask that they be noted. Every member of the MIGENIX team commits to the following:

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No gifts or entertainment will be accepted from customers, suppliers or collaborators which will influence decisions made by Company representatives;

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As per our Insider Trading Guidelines, we will not purchase or sell shares of the Company (including exercise of options), based on confidential information or prior to public disclosure, which might influence share prices;

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We will declare any potential conflicts of interest (eg. financial, board memberships, consulting, business affairs, personal relationships, etc), and abstain from influencing decisions on matters relating to them.

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MIGENIX expects members of its team to devote their best efforts and attention to the full-time performance of their jobs which will achieve outstanding results. Each team member is expected to use good judgment and to avoid situations that create an actual or potential conflict between a team member’s personal interests and those of the Company.

If a member of the MIGENIX team or someone with whom a team member has a close relationship (a family member or close companion) has a financial or employment relationship with a competitor, customer, supplier, or potential supplier, the team member must disclose this fact in writing to the company’s Human Resources Department. Team members should be aware that if they enter into a personal relationship with a subordinate team member or with an employee of a competitor, supplier, or customer, a conflict of interest might exist that requires full disclosure to the Company.

A part-time team member may engage in outside employment, provided that he or she discloses this fact to his or her Leader, and must ensure: (a) the outside employment does not interfere with responsibilities at MIGENIX; (b) work is not for a competitor or in competition with any MIGENIX offering; and (c) the company’s tools, equipment, or proprietary information are not used at the outside employment.

Access to Guidance & Support

If a situation exists that a member of the team believes is detrimental to the individual or the company, the team member should discuss the issue with the immediate Leader. However, if a discussion with the immediate Leader is not appropriate, a team member can request a meeting with Human Resources, or the President, CEO, or other officer of the company. MIGENIX does not tolerate any form of retaliation against members of the team availing themselves of this procedure.

The Company provides a variety of ways for team members to learn about the Business Ethics and Conduct Code, seek guidance or report their ethical or legal concerns.  These include, but are not limited to the following:

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A Team and Company Guidelines document explaining Ethics, Compliance, Business Conduct and responsibility distributed to every member of the MIGENIX team.

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Access to Officers. Employees are encouraged to seek guidance or raise concerns with officers directly.

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A complaint notification reporting system and hotline number to report questionable matters (e.g. accounting, audit, scientific, regulatory, clinical, etc) (see “Anonymous Reporting Hotline” below).

Anonymous Reporting Hotline (888-883-1499)

MIGENIX has established an anonymous reporting confidential reporting hotline (888-883-1499) operated by TeleSentry for the ethical, legal, accounting concerns or other questionable matters. MIGENIX encourages persons to use the “Access to Guidance and Support” process described above but recognizes that such process may be inappropriate in some circumstances and that an anonymous independent system is an important component of corporate governance. More information on this service can be found in Appendix A and http://www.telesentry.org/hotline.htm. Complaints reported using the hotline are received by TeleSentry and a report describing the complaint is forwarded to the Chair of MIGENIX’s Corporate Governance & Nominating Committee with a copy to the Chair of MIGENIX’s Audit Committee. The complaint will be reviewed and investigated as appropriate with status reports to be submitted to TeleSentry which will be available for review by the person making the complaint.

Compliance with this policy of business ethics and conduct is the responsibility of every member of the MIGENIX team. Any violations of law or ethical principles or corporate policies should be promptly reported to the Company.

It is the responsibility of the Corporate Governance & Nominating Committee of the Company’s Board of Directors to periodically review the Ethics System and its application.

1 The Company Commitment can be found in the Team and Company Guidelines or on the company’s website.

2 The Company Values Statement can be found in the Team and Company Guidelines or on the company’s website.

MIGENIX Inc.

System of Ethics & Guidelines for Business Integrity

APPENDIX A

1)

TeleSentry Hotline

a)

TeleSentry shall provision, maintain and operate on a twenty-four hour per day, seven days per week, 365 days per year basis.

b)

TeleSentry shall provide MIGENIX Inc. a toll free number that can be utilized by all Canadian and US based employees (888-883-1499).

c)

All callers accessing TeleSentry hotline will be advised that they have reached an anonymous reporting hotline for Code of Conduct concerns and will be asked for:

(i)

A company name

(ii)

A personal information number (PIN) or password.

d)

All call reports will be assigned a unique “File ID” consisting of a company code, date and sequential report number. As an example: The code for MIGENIX Inc. = 101; Date = 11.23.2004; and a sequential # 0001 creates a File ID of 101.2004-11-23.0001

e)

Each caller will be asked to assign a password to his or her report. TeleSentry will maintain these passwords in a protected database. The password will enable TeleSentry to link the caller to their prior report “File ID” or a company response. The caller will be advised to call back if they have additional information, or if they are inquiring about the status of an investigation.

2)

Reporting: TeleSentry will create an intake call sheet that will contain all information relayed by the employee and will make its best efforts to eliminate any information that might jeopardize the anonymity of the caller such as age or gender references. All information given by the caller will be reported to MIGENIX Inc. (see “MIGENIX Inc. – Recipient List for Report Distribution” below). If the caller is fearful that an investigation of the information provided would reveal his/her identity that information will be included in the report.

MIGENIX Inc. - Recipient List for Report Distribution

The MIGENIX Inc. recipients designated to receive the Intake Call Report are as follows:

Colin Mallet, Chair Corporate Governance & Nominating Committee, Director	Alistair Duncan, Chair Audit Committee, Director

3)

Communications: MIGENIX Inc. will have the ability to deliver an unlimited number of responses to each report. These responses will be delivered to TeleSentry via email. MIGENIX Inc. will be required to date and assign the corresponding File ID# for each response. TeleSentry will provide proof of receipt as well as a notification that the message was delivered to the employee.

4)

Customer Content: Upon return receipt of successfully transmitted email TeleSentry will discard all content from each report. TeleSentry will not maintain any information other than caller PIN (passwords), file ID#’s and customer responses.

5)

Hotline Security: TeleSentry shall keep in place network security as reasonably necessary to monitor and protect against unauthorized access to MIGENIX Inc. content while within the TeleSentry Network.